Atom Limbs Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2021
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Atom Limbs Inc.

Table of Contents



Independent Auditor's Report

September 28, 2023
To: Board of Directors of Atom Limbs Inc.
Attn: Tyler Hayes, CEO
Re: 2022-2021 Financial Statement Audit – Atom Limbs Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Atom Limbs Inc., which comprise the balance sheets as of December 31, 2022 and December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Atom Limbs Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Atom Limbs Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Atom Limbs Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Atom Limbs Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Atom Limbs Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 28, 2023

ATOM LIMBS, INC.
BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents		1,611,770		1,453,448
Prepaid expenses		24,131		10,758
Due from related party, current portion		18,457		14,291
Total Current Assets		**1,654,358**		**1,478,497**
Property Plant and Equipment				
Computers		6,681		4,238
Equipment		17,508		2,508
Accumulated Depreciation		(7,871)		(419)
Net Property Plan and Equipment		**16,318**		**6,328**
Other Assets				
Deposits		40,908		5,527
Due from related party, net of current portion		-		16,008
Right of Use asset		278,974		-
Total Other Assets		319,883		21,535
Total Assets	$	**1,990,558**	$	**1,506,360**

The accompanying footnotes are an integral part of these financial statements

ATOM LIMBS, INC.
BALANCE SHEETS (CONTINUED)
December 31, 2022 and 2021
(Audited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities				
Accounts payable	$	106,376	$	173,457
Accrued expenses		117,614		21,997
Current portion of lease liability		113,710		-
Total Current Liabilities		**337,701**		**195,454**
Noncurrent Liabilities				
Lease liability, net of current portion		167,671		-
Total Noncurrent Liabilities		**167,671**		**-**
Total Liabilities		**505,372**		**195,454**
STOCKHOLDERS' EQUITY				
Common stock, $0.00001 par value, 10,000,000 shares authorized, 7,850,000 and 4,025,000 shares issued and outstanding December 31, 2022 and 2021, respectively		78		40
Additional Paid in Capital - Common Stock		60		60
Stock subscription receivable		(48)		(10)
Additional Paid In Capital - SAFEs		7,442,006		3,549,118
Retained earnings/(Accumulated deficit)		(5,956,910)		(2,238,302)
Total Stockholders' Equity		**1,485,186**		**1,310,906**
Total Liabilities and Stockholders' Equity	$	**1,990,558**	$	**1,506,359**

The accompanying footnotes are an integral part of these financial statements.

ATOM LIMBS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	-	-
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses		
General and administrative	174,217	151,333
Salaries and wages	940,040	424,887
Research and development	1,844,091	1,039,539
Advertising	274,193	108,693
Rent	103,840	51,740
Professional fees	533,981	129,039
Depreciation	7,453	419
Total Operating expenses	**3,877,815**	**1,905,649**
Net Operating Income	**(3,877,815)**	**(1,905,649)**
Other Income/(Expense)		
Research grant income	231,000	-
Interest income	669	299
Forgiveness of debt	-	17,000
Rental income	12,400	25,645
Crowdfunding fees	(84,861)	(78,503)
Net Other Income/(Expense)	159,208	(35,560)
Net Income (Loss)	$ (3,718,607)	$ (1,941,209)

The accompanying footnotes are an integral part of these financial statements.

ATOM LIMBS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ended December 31, 2022 and 2021
(Audited)

	Common Stock			Stock subscription receivable	Additional Paid In Capital - SAFEs	Retained earnings/ (Accumulated deficit)	Total Stockholders' Equity
	Shares	Par Value	Additional Paid In Capital				
Balance as of December 31, 2020, as previously stated	9,000,000	$ 90	$ -	$ -	$ 522,488	$ (272,094)	$ 250,484
Prior period adjustment (See Note 10)	-	-	-	-	25,000	(25,000)	-
Balance as of December 31, 2020, as restated	9,000,000	90	-	-	547,488	(297,094)	250,484
Issuance of Common Stock	1,025,000	10	-	(10)	-	-	-
Common Stock surrender	(6,000,000)	(60)	60		-	-	-
Issuance of SAFEs	-	-	-	-	3,001,630		3,001,630
Net Income (Loss)	-	-	-	-	-	(1,941,209)	(1,941,209)
Balance as of December 31, 2021	4,025,000	40	60	(10)	3,549,118	(2,238,302)	1,310,906
Issuance of Common Stock	3,825,000	38	-	(38)	-	-	-
Issuance of SAFEs	-	-	-	-	3,892,888	-	3,892,888
Net Income (Loss)	-	-	-	-	-	(3,718,607)	(3,718,607)
Balance as of December 31, 2022	7,850,000	$ 78	$ 60	$ (48)	$ 7,442,006	$ (5,956,910)	$ 1,485,186

The accompanying footnotes are an integral part of these financial statements.

ATOM LIMBS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2022 and 2021
(Audited)

		2022		2021
Cash Flows from Operating Activities				
Net Income (Loss)	$	(3,718,607)	$	(1,941,209)
Adjustments to reconcile net income (loss)				
to net cash provided by operations:				
Depreciation and amortization		7,453		419
Forgiveness of debt		-		(17,000)
Right Of Use assets and lease liabilities		2,407		-
Changes in operating assets and liabilities:				
Prepaids		(13,372)		(10,758)
Deposits		(35,381)		(5,527)
Accounts payable		(67,080)		156,905
Accrued expenses		95,617		21,997
Net cash used in operating activities		**(3,728,965)**		**(1,795,173)**
Cash Flows from Investing Activities				
(Advances)/Repayments from related party lending		11,842		(30,299)
Purchases of property plant and equipment		(17,443)		(6,746)
Net cash used in investing activities		**(5,601)**		**(37,045)**
Cash Flows from Financing Activities				
Issuance of SAFEs		3,892,888		3,001,630
Net cash provided by financing activities		**3,892,888**		**3,001,630**
Net change in cash and cash equivalents		**158,322**		**1,169,411**
Cash and cash equivalents at beginning of year		1,453,448		284,037
Cash and cash equivalents at end of year	$	**1,611,770**	$	**1,453,448**

The accompanying footnotes are an integral part of these financial statements.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Atom Limbs Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on April 23, 2019. The Company has developed the world's first mind-controlled arm. The Company began operations in 2019.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to complete clinic trials, apply for FDA approval and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $5,957,000 as of December 31, 2022. All of these factors are integral to the Company's ability to continue as a going concern.

Management expects to raise additional capital as needed during fiscal year 2023 and 2024. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through September 21, 2023, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statement amounts including, but not limited to, net property and equipment and income taxes.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
Cash and cash equivalents are potentially subject to credit risk concentration. The Company has not experienced any losses on its deposits of cash and cash equivalents and management believes it is not exposed to a significant credit risk.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present an insignificant risk of changes in value, including investments that mature within three months from the date of purchase.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

The Company maintains its cash and cash equivalents primarily with a quasi-banking institution. Cash held is insured by the Federal Deposit Insurance Corporation (FDIC) through the quasi-banks partner banks through the utilization of a sweep network. The quasi-banks sweep network allows for an FDIC insurance coverage of $3 million.

Receivables and Credit Policy

The Company is currently pre-revenue and has not extended credit to any customers. As of December 31, 2022 and 2011, the Company did not have any accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets as follows:

Computers	3 years
Equipment	3 years

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2022 and 2021.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk-free rate available at the commencement date as a practical expedient to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Revenue Recognition

The Company has adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company is currently still pre-revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in ROU assets and lease liabilities.

Presentation on the statement of operations has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 4 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

In May 2021 the Company issued an employee loan for $30,000 to the CEO. The loan agreement bears monthly interest at 0.13% per month, which was equivalent to the Short-term IRS AFR Rate at the time of signing. The loan will be repaid through bi-weekly payroll deductions starting May 11, 2022 until the full amount including interest is paid in full.

As of December 31, 2022 and 2021 the outstanding balance was $18,457 and $30,299, respectively. Consistent with terms, subsequent to year end the loan and interest was repaid in full.

NOTE 4 – LEASES

The Company has an operating lease for office space. The lease has a term of 37 months. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The financial statements before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existence at December 31, 2022, by year and in the aggregate, are as follows:

For the years ending December 31,:

2023	$ 115,117
2024	118,571
2025	50,188
2026 and thereafter	0
Total future lease payments	283,876
Less interest	(2,495)
Present value of lease liabilities	$ 281,381
Interest discount rate	0.50%
Months remaining	29

In June 2021 the Company entered into a sub-lease agreement on a month-to-month basis. The sub-lease agreement ended April 2022. Deposits held in other assets are comprised of security deposits paid for such leases.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

NOTE 5 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFES")

In 2022, the Company issued $3,892,888 of SAFEs. The SAFEs are automatically convertible into preferred shares upon the completion of a qualified Equity Financing event.

In 2021, the Company issued $3,001,630 worth of SAFEs. The SAFEs are automatically convertible into preferred shares stock on the completion of an Equity Financing event.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like standard non-participating Preferred Stock. The SAFE's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The SAFE's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

As of December 31, 2022 and 2021 the Company had $7,442,006 and $3,549,118 in SAFEs outstanding with pre- or post-money valuation caps ranging from $8,000,000 to $40,000,000

NOTE 6 – RESEARCH GRANT INCOME

During 2022 the Company was awarded a research grant from the National Science Foundation and received $231,000. The Company completed its qualified expenditures during 2022 and has recorded the full award received as other income during the year ended December 31, 2022.

NOTE 7 – FORGIVENESS OF DEBT

In May 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for $17,000 and has an interest rate of 0.1%. In accordance with the Paycheck Protection Program, the Company applied for and received full forgiveness on September 1, 2021. As such, the Company recognized other income for the debt forgiveness for the year ended December 31, 2021.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income. Deferred tax assets and liabilities as of December 31, 2022, as summarized as follows:

Deferred tax assets:	
Net operating loss and tax credit carryforward	$ 1,135,810
Bad debt allowance	0
Deferred tax liabilities:	
Depreciation and amortization	(3,427)
Less: Valuation allowance	(1,132,383)
Deferred tax assets, net	$ -

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2022. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

NOTE 10 – PRIOR PERIOD ADJUSTMENT

During 2021 it was discovered that a $25,000 SAFE was applied to general and administrative expenses in error. This resulted in SAFEs and general and administrative expenses (closed out to accumulated deficit) to be understated by $25,000 as of December 31, 2020. SAFEs and accumulated deficit have been restated in the accompanying statement of changes in stockholders' equity.

NOTE 11 – SUBSEQUENT EVENTS

SAFEs Issued

As of the date of Management's Evaluation, the Company has issued an additional $1,000,000 in SAFEs with various pre- or post-money valuation caps.

ATOM LIMBS, INC.
NOTES TO FINANCIAL STATEMENTS
For Years Ended December 31, 2022 and 2021
(Audited)

Crowdfunded Offering

The Company intends on offering (the "Crowdfunded Offering") to the public additional SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through September 28, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.